Exhibit 12.1

NTL Incorporated (formerly NTL Communications Corp.)
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,

	2002(1)	2001	2000	1999	1998

Fixed charges:
Interest	$826.5	$1,308.5	$981.4	$719.9	$356.6
Amortization of debt expense	31.4	29.4	33.8	18.0	10.2
Interest portion of rental expense	46.7	24.8	15.4	9.2	9.8

Fixed charges	904.6	1,362.7	1,030.6	747.1	376.6
Preferred stock dividend requirement	—	—	—	13.1	18.8

Combined fixed charges and preferred stock dividend requirement	$904.6	$1,362.7	$1,030.6	$760.2	$395.4

Earnings:
(Loss)from operations	$(2,401.5)	$(11,718.9)	$(2,468.0)	$(743.4)	$(507.2)
Fixed charges	904.6	1,362.7	1,030.6	747.1	376.6
Less:Capitalized interest	(46.3)	(67.7)	(95.1)	(41.8)	(27.8)

	$(1,543.2)	$(10,423.9)	$(1,532.5)	$(38.1)	$(158.4)

Ratio of Earnings to Fixed Charges(2)	—	—	—	—	—

The ratio of earnings to fixed charges and combined fixed charges and preferred stock dividends is not meaningful for the periods that result in a deficit.

(1)  In accordance with SOP 90-7, the Company discontinued accruing interest on certain of its debt. For the year ended December 31, 2002, contractual interest was $1,425.4 million, which was $645.2 million in excess of reported interest expense.

(2)  For the years ended December 31, 2002, 2001, 2000, 1999 and 1998, the deficit of earnings to fixed charges was $2,447.8 million, $11,786.6 million, $2,563.1 million $785.2 million and $535.0 million, respectively. For the years ended December 31, 1999 and 1998, the deficit of earnings to combined fixed charges and preferred stock dividends was $798.3 million and $553.8 million.